UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

VALARIS PLC
(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.40 PER SHARE
(Title of Class of Securities)

G9402V109
(CUSIP Number)

AUGUST 14, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	G9402V109	SCHEDULE 13G	Page	2	of	15

1	NAMES OF REPORTING PERSONS ICS Opportunities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,201,941
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,201,941

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,201,941
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	G9402V109	SCHEDULE 13G	Page	3	of	15

1	NAMES OF REPORTING PERSONS Integrated Assets, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,837
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,837

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,837
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	G9402V109	SCHEDULE 13G	Page	4	of	15

1	NAMES OF REPORTING PERSONS Integrated Assets II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,553,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,553,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	G9402V109	SCHEDULE 13G	Page	5	of	15

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,766,778
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,766,778

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,766,778
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	G9402V109	SCHEDULE 13G	Page	6	of	15

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,766,778
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,766,778

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,766,778
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	G9402V109	SCHEDULE 13G	Page	7	of	15

1	NAMES OF REPORTING PERSONS Millennium Group Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,766,778
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,766,778

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,766,778
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	G9402V109	SCHEDULE 13G	Page	8	of	15

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,766,778
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,766,778

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,766,778
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	G9402V109	SCHEDULE 13G	Page	9	of	15

Item 1.
	(a)	Name of Issuer:

Valaris plc, a public limited company incorporated under the laws of England and Wales (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

110 Cannon Street London, England EC4N 6EU

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

ICS Opportunities, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Integrated Assets, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Integrated Assets II LLC c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Group Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.40 per share ("Class A Ordinary Shares")

	(e)	CUSIP Number:

G9402V109

CUSIP No.	G9402V109	SCHEDULE 13G	Page	10	of	15

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	G9402V109	SCHEDULE 13G	Page	11	of	15

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

   As of the close of business on August 14, 2020, the reporting persons and affiliates of the reporting persons beneficially owned an aggregate of 12,873,179 of the Issuer’s Class A Ordinary Shares or 6.5% of the Issuer’s Class A Ordinary Shares outstanding.

   Thereafter, as of the close of business on August 20, 2020:

   i) ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands ("ICS Opportunities"), beneficially owned 7,201,941 of the Issuer’s Class A Ordinary Shares;

   ii) Integrated Assets, Ltd., an exempted company organized under the laws of the Cayman Islands ("Integrated Assets"), beneficially owned 11,837 of the Issuer’s Class A Ordinary Shares; and

   iii) Integrated Assets II LLC, a Cayman Islands limited liability company ("Integrated Assets II"), beneficially owned 1,553,000 of the Issuer’s Class A Ordinary Shares, which together with the Issuer’s Class A Ordinary Shares beneficially owned by ICS Opportunities and Integrated Assets represented 8,766,778 of the Issuer’s Class A Ordinary Shares or 4.4% of the Issuer’s Class A Ordinary Shares outstanding.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to ICS Opportunities, Integrated Assets and Integrated Assets II and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities, Integrated Assets and Integrated Assets II.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the 100% owner of ICS Opportunities, Integrated Assets and Integrated Assets II and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities, Integrated Assets and Integrated Assets II.

   Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group Management"), is the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities, Integrated Assets and Integrated Assets II.

   The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen ("Mr. Englander"), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities, Integrated Assets and Integrated Assets II.

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by ICS Opportunities, Integrated Assets or Integrated Assets II, as the case may be.

(b) Percent of Class:

   As of the close of business on August 20, 2020, Millennium International Management, Millennium Management, Millennium Group Management and Mr. Englander may be deemed to have beneficially owned 8,766,778 of the Issuer’s Class A Ordinary Shares or 4.4% of the Issuer’s Class A Ordinary Shares outstanding (see Item 4(a) above), which percentage was calculated based on 199,430,217 of the Issuer’s Class A Ordinary Shares outstanding as of July 24, 2020, as per the Issuer’s Form 10-Q dated July 30, 2020.

CUSIP No.	G9402V109	SCHEDULE 13G	Page	12	of	15

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   8,766,778 (See Item 4(b))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   8,766,778 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	G9402V109	SCHEDULE 13G	Page	13	of	15

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of August 20, 2020, by and among ICS Opportunities, Ltd., Integrated Assets, Ltd., Integrated Assets II LLC, Millennium International Management LP, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

CUSIP No.	G9402V109	SCHEDULE 13G	Page	14	of	15

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 20, 2020

ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
INTEGRATED ASSETS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
INTEGRATED ASSETS II LLC By: Millennium International Management LP, its Investment Manager
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
/s/ Israel A. Englander
Israel A. Englander

CUSIP No.	G9402V109	SCHEDULE 13G	Page	15	of	15

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Ordinary Shares, par value $0.40 per share, of Valaris plc, a public limited company incorporated under the laws of England and Wales, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 20, 2020

ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
INTEGRATED ASSETS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
INTEGRATED ASSETS II LLC By: Millennium International Management LP, its Investment Manager
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
/s/ Israel A. Englander
Israel A. Englander